STATE OF DELAWARE CERTIFICATE OF AMENDMENT OF LAKE ACQUISITION COMPANY, L.L.C.
1.	The name of the limited liability company is Lake Acquisition Company, L.L.C.
2.	The Certificate of Amendment of the limited liability company is hereby amended as follows:
a).

The address of its registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

3.	The foregoing amendment is to become effective immediately upon the filing of this Certificate of Amendment.
IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment of Lake Acquisition Company, L.L.C. this 17th day of May, 2001.
Member: ALLEGHENY ENERGY SUPPLY COMPANY, LLC a Delaware limited liability company By: /s/ Patricia J. Clark Name: Patricia J. Clark Title: Assistant Secretary